UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
NEXTEL COMMUNICATIONS, INC.

(Name Of Subject Company (Issuer))

NEXTEL COMMUNICATIONS, INC.

(Names Of Filing Persons (Offerors))

ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013 OF
NEXTEL COMMUNICATIONS, INC.

(Title Of Class Of Securities)
Restricted CUSIP No. 65332 V 806 and Registered CUSIP No. 65332 V 863
(Cusip Number Of Class Of Securities)

Leonard J. Kennedy, Esq.
Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Kathleen R. McLaurin, Esq.	Meredith Berkowitz, Esq.
JONES DAY	JONES DAY
2727 North Harwood Street	222 East 41st Street
Dallas, Texas 75201	New York, New York 10017
(214) 220-3939	(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$109,597,023	$12,900

*	Estimated pursuant to rule 457(f)(2) based on the book value of the shares of Nextel’s Zero Coupon Convertible Preferred Stock due 2013 that may be received by the Registrant in the Exchange Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,900
Form:	Schedule TO (File No. 005-42889)
Filing Party:	Nextel Communications, Inc.
Date Filed:	March 3, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Nextel Communications, Inc., a Delaware corporation (“Nextel”) on March 3, 2005 and as amended on March 17, 2005 (the “Schedule TO”). This Schedule TO relates to the offer by Nextel to exchange shares of Series B Zero Coupon Convertible Preferred Stock Due 2013 (the “Series B Preferred Stock”) of Nextel Communications, Inc. for any and all outstanding shares of Zero Coupon Convertible Preferred Stock Due 2013 (the “Outstanding Preferred Stock”) of Nextel Communications, Inc., upon the terms and subject to the conditions set forth in Nextel’s Exchange Offer and Consent Solicitation Statement, dated March 3, 2005, as amended as of March 16, 2005 (the “Statement”), and the Supplement to the Exchange Offer dated March 16, 2005 (the “Supplement”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which were previously filed as exhibits to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the offer). The Schedule TO, the Statement, the Supplement and the Letter of Transmittal are incorporated by reference herein, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings.

     Not applicable.

     (b) Other material information.

     The Exchange Offer expired at 5:00 p.m. EST on March 31, 2005 (the “Expiration Date”). An aggregate of 242,545 shares of the Outstanding Preferred Stock were properly tendered and not withdrawn as of the Expiration Date. This represents approximately 99% of the total aggregate shares of Outstanding Preferred Stock. Nextel has accepted all of the tendered shares for exchange in the Exchange Offer and will promptly cause shares of its Series B Preferred Stock to be issued in exchange therefor.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEXTEL COMMUNICATIONS, INC.
By: /s/ RICHARD S. LINDAHL
Richard S. Lindahl Vice President and Treasurer

Dated: April 1, 2005